Exhibit 99.186

Fire & Flower Announces $30 Million Secured Debt Facility with Circle K Owner Alimentation Couche-Tard

Financing demonstrates further alignment with strategic partner and enables execution of the consumer digital platform

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Dec. 13, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) today announced it has entered into a loan agreement (the “Agreement”) with 2707031 Ontario Inc., an indirectly wholly-owned subsidiary of Alimentation Couche-Tard Inc. (collectively, “ACT”), pursuant to which ACT shall loan to the Company a maximum aggregate amount of $30,000,000 which may be drawn down in three separate tranches of $10,000,000 (the “Loan”). Subject to the terms of the Agreement, the Loan will accrue interest at a rate of 8.0% per annum, payable quarterly, and matures on October 1, 2022. The Agreement contemplates prepayment of amounts drawn from the net proceeds received by Fire & Flower upon the exercise of Series B Warrants held by ACT which become exercisable by ACT as of January 1, 2022 until September 30, 2022. The Company intends to use the amounts drawn down under the Loan to further develop the consumer digital platform as well as for general corporate purposes. The Loan is secured by the assets of the Company.

“Access to $30 million of non-dilutive debt financing is a strong show of support from our partner, Alimentation Couche-Tard. It also serves as a proof point on our alignment towards the future of cannabis retail. Through their leadership, network and expertise, we are accelerating the dynamics of the retail shopping experience and creating a consumer-centric marketplace that leverages technology and data-driven insights to deliver a personalised collection of products to consumers and reaches them wherever they are at,” said Trevor Fencott, Chief Executive Officer of Fire & Flower. “As we move forward in our development, we are excited to continue to leverage this relationship and further expand our co-located store program to deliver the most convenient shopping experience to our customers.”

ACT holds greater than 10% of the outstanding voting securities of the Company. As such the entering into the Agreement constitutes a related-party transaction under Multilateral Instrument 61- 101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on the exemption from the formal valuation requirement of MI 61-101 contained in section 5.5(a) of MI 61- 101 in respect of the Agreement as the fair market value (as determined under MI 61-101) of the Loan exceeded 25% of the Company’s market capitalization as determined under MI 61-101. The Company has also relied on the exemption from the minority shareholder approval requirements of MI 61-101 contained in section 5.7(1)(f) of MI 61-101 in respect of the Agreement as the Loan was obtained by the Company on reasonable terms that are no less advantageous to the Company than if the Loan was obtained from an arm’s length party and the Loan is not convertible into or repayable by the issuance of equity or voting securities of the Company. Further details will be included in a material change report to be filed by the Company. The material change report will not be filed more than 21 days prior to the entering into the Agreement due to the timing of the announcement of the Loan and the anticipated closing thereof occurring in less than 21 days.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 100 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba, British Columbia and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this press release include, but are not limited to, the use of proceeds of the Loan.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including market conditions and the business of the Company. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward- looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for the quarter ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/13/c3211.html

%SEDAR: 00044938E

For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 13-DEC-21